                          TOUCHTUNES ISSUED U.S. PATENT
                             COVERING JUKEBOX SYSTEM


LAS VEGAS, NEVADA, November 9, 2001 - TouchTunes Music Corporation ("TouchTunes") (NASDAQ OTC BB: TTMC), the world's leading provider of interactive music-on-demand, digital jukeboxes, announced today that it was issued U.S. Patent No. 6,308,204 entitled "Method of Communications for an Intelligent Digital Audiovisual Playback System".

The application that resulted in the issuance of this important patent was filed back in October 1995 and has a priority date of October 1994. The patent broadly covers jukebox devices that can access remote servers through a distribution network, in which the server is able to provide new operating software to the jukebox device, as defined in the claims of the patent.

TouchTunes has invested a substantial amount of time and resources in developing the inventions described in this important patent. TouchTunes has more than 24 patent applications in Europe, the United States, Canada and Japan. In addition, six patents have been granted in Europe and U.S. Patent No. 6,308,204 is the third patent granted to TouchTunes in the U.S.

"We were very eager to add this patent to our ever-growing portfolio of intellectual property. TouchTunes always has been, and will continue to be, quite diligent in securing intellectual property protection for its pioneering work in the field of digital distribution of music. We are especially sensitive to the `music-on-demand' segment of this market (sometimes called `interactive music')", said Tony Mastronardi, Chairman and Chief Executive Officer of TouchTunes.

Mastronardi added: "All our products embody the technology protected by this patent and other patents of our portfolio. In fact, it is our belief that this patent will prove to be instrumental and a significant roadblock within our industry to whomever is serious about becoming a key distributor of music through any digital distribution network."

ABOUT TOUCHTUNES

TouchTunes is involved in the digital distribution of music content to interactive, music-on-demand applications. The first such interactive, music-on-demand application is its digital jukebox.

TouchTunes is currently the leading provider of interactive, music-on-demand, digital-downloading jukeboxes to the coin-operated machine industry across the United States. TouchTunes is licensed by the vast majority of music rights owners including Music Labels, Publishers as well as with various artists and bands, which permit the secure transmission, storing and playing of digitized copies of music masters on TouchTunes' central database and throughout its network of digital jukeboxes. TouchTunes is traded on the NASDAQ OTC BULLETIN Board under the symbol TTMC.

       Copyright @ 2001 TouchTunes Music Corporation. All rights reserved.


IMPORTANT LEGAL INFORMATION

Certain statements made herein that are not historical are forward-looking within the meaning of the federal securities laws. The word "expects" and similar expressions are intended to identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of TouchTunes to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the factors described in TouchTunes' filings with the Securities and Exchange Commission. TouchTunes undertakes no obligation to update publicly any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.




HYPERLINKSource and information:

TouchTunes:
Matthew Carson
Tel.:  (514) 762-6244
www.touchtunes.com
------------------
mcarson@touchtunes.com
----------------------